

SION

17005837

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC

SEC Mail Processing Section

FEB 27 2017

Washington DC

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SEC FILE NUMBER
8-53000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBD Capital Corp

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

511 5th Avenue

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

○ Public Accountant

○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Matthew J. Rozzi</u>_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>IDB Capital Corp.</u>_____ , as

of December 31_____, 2016_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

GLENN S. GRAY
Notary Public, State of New York
No. 02GR6282230
Qualified in New York County
Commission Expires 05/20/20__17

Notary Public

President
Title

This report ** contains (check all applicable boxes):

⊗ (a) Facing Page.
⊗ (b) Statement of Financial Condition.
⊗ (c) Statement of Income (Loss).
⊗ (d) Statement of Changes in Financial Condition.
⊗ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
O (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
⊗ (g) Computation of Net Capital.
O (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
⊗ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
O (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
⊗ (l) An Oath or Affirmation.
O (m) A copy of the SIPC Supplemental Report.
O (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDB CAPITAL CORP.
(A Wholly Owned subsidiary of
Israel Discount Bank of New York)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IDB Capital Corp.:

We have audited the accompanying statement of financial condition of IDB Capital Corp. as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IDB Capital Corp. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New, York
February 22, 2017

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2016

(Dollars in thousands, except par value)

Assets

Cash and cash equivalents	$	4,408
Receivable from clearing broker		642
Securities owned, at market		15,725
Premises and equipment (net of accumulated depreciation of $100)		8
Other assets		215
Total assets	$	20,998

Liabilities and Stockholder's equity

Accounts payable and accrued expenses	$	422
Income taxes payable to Parent		939
Total liabilities		1,361
Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		19,387
Total stockholder's equity		19,637
Total liabilities and stockholder's equity	$	20,998

See accompanying notes to statement of financial condition.

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2016

(1) Organization

IDB Capital Corp. (the Company) is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company trades on an agency and riskless principal basis for customers of the Parent whom it introduces to another broker-dealer (the Clearing Broker) under a fully disclosed clearing agreement. All transactions are cleared and settled by the Clearing Broker. The Clearing Broker maintains custody for all domestic customers and some international customers and maintains standing delivery instructions for all other international customers, which maintain Delivery vs Payment Accounts (DVP Accounts). In addition, the Company can acts as a placement agent in the private placement of securities, strictly on a best efforts basis.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash, investments in money market funds, and deposits with banks. At December 31, 2016, the Company had investments in money market funds of $3,219,885.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

(d) Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method based upon useful lives from 3 to 10 years. Amortization of leasehold improvements is computed by the straight-line method over the shorter time period of either the useful life of the improvement or the remaining life of the lease.

(Continued)

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2016

(e) *Income Taxes*

The Company is included in the consolidated Federal and combined New York State and New York City tax returns filed by the Parent. Under a tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

(f) *Fair Value of Financial Instruments*

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, and accounts receivable, are reported at their carrying amounts, which approximate fair value given the short-term nature of these items. Securities owned are carried at their fair value as described in note 8.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2016, total deposits with its clearing broker amounted to $641,786, which included cash pledged of $164,962 as described in note 4.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2016.

(4) Securities Owned, at Market

At December 31, 2016, securities owned, at market, comprise the following securities (in thousands):

FNMA and FHLMC mortgage-backed securities	$	4,587
GNMA mortgage-backed securities		11,138
Total	$	15,725

(Continued)

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2016

Securities owned may be pledged to the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations. At December 31, 2016, $164,962 in cash (included in receivable from Clearing Broker on the Statement of Financial Condition) was pledged as collateral. In addition, at December 31, 2016, mortgage-backed securities with a total market value of $1,137 were pledged as collateral to the Clearing Broker.

(5) Income Tax

Pursuant to the tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. In 2016, the state and local income tax liability of the Parent was determined based on its consolidated taxable income.

Deferred tax assets at December 31, 2016 are included in other assets in the Statement of Financial Condition and consist of the following temporary differences (dollars in thousands):

Assets:		
Deferred compensation	$	29
Deferred tax assets, net	$	29

The Parent has a defined benefit pension plan and other postretirement benefit plans in which employees of the Company participate. The Parent charges a fee to the Company for its allocable portion of the plan costs. The Company settles this as part of its overall settlement of expense allocations with the Parent (see Note 6). There is no temporary difference on the Company's financial statements for these benefit plans since the Company does not carry the benefit liability on its books. In the absence of this arrangement, the Company would have reported a net deferred tax asset of $203,000 at December 31, 2016, comprised of the following:

Pension and employee benefits	$	185
Deferred Compensation		37
Other		(19)
Deferred tax assets, net	$	203

(Continued)

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2016

The Company has an intercompany tax payable to the Parent of $938,906 and no taxes payable to stand alone state tax jurisdictions as of December 31, 2016.

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2016. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company is part of the Parent's consolidated federal and combined New York State and City income tax returns. In addition, the Company files state income tax returns in Connecticut, Florida, New Jersey, and Pennsylvania. The Company and the Parent are no longer subject to U.S. federal tax examinations for years before 2013 and state and local tax examinations by tax authorities for years before 2012.

(6) Related-Party Transactions

Included in cash on the Statement of Financial Condition is a deposit with the Parent of $1,179,250, as of December 31, 2016. At December 31, 2016, included in accounts payable and accrued expenses is a balance of $1,992 payable to the Parent related to management fees and operating expenses paid by the Parent on behalf of the Company. In addition, the Company reimburses the Parent for income taxes pursuant to the tax-sharing agreement (see Note 5).

The majority of transactions executed by the Company are for customers introduced to the Company by the Parent.

(7) Employee Benefit and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401(k)) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

The Company also participates in the Parent's noncontributory defined benefit pension plan covering substantially all full-time U.S. employees who were hired before January 1, 2011. Employees who are twenty-one years of age or older and who have worked for the Company for one year are eligible to participate in the plan. The Parent's funding policy is to contribute annually an amount sufficient to meet statutory minimum funding requirements, but not in excess of the maximum amount deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. Benefits are based on years of service and

employees' compensation. The Parent's funding policy is to contribute annually an amount necessary to satisfy the Employee Retirement Income Security Act (ERISA) funding standards.]

On September 20, 2016, as modified on November 7, 2016 the Bank's Board of Directors amended the defined benefit plan to freeze benefits accrued by employees covered under the plan effective December 31, 2016. Both average compensation and years of credited service for a covered employee will be calculated as if the employee terminated service as of December 31, 2016. No further benefits will accrue after December 31, 2016.

The Company also participates in the Parent's noncontributory defined contribution pension plan covering substantially all full time U.S. employees who were hired on or after January 1, 2011. Employees participating in the defined benefit pension plan are not eligible to participate in the defined employer contribution plan. The Bank contributes on behalf of each "eligible" participant a percentage of the "eligible" participant's compensation ranging from 3% to 5%, depending on years of service. With the discontinuance of future benefit accruals under the defined benefit pension plan, employees who were participants in that plan will be covered under the defined contribution plan beginning on January 1, 2017.

Other benefits include a Supplemental Executive Retirement Plan and Benefits Restoration Plans. These plans were also frozen as of December 31, 2016 with no further benefits accruing after December 31, 2016.

(8) Fair Value Measurement

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following table presents, by valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis and that are included in the Company's Statement of Financial Condition as of December 31, 2016:

(Continued)

IDB CAPITAL CORP.

(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2016

| | Fair value measurements at December 31, 2016 using | | | |
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
		(In thousands)		
Investments in money market fund	$ 3,220	—	—	3,220
Securities owned, at market	—	15,725	—	15,725

Fair values of financial instruments are generally determined by the quoted prices on trading exchanges, when available. If listed prices or quotes are not available fair value is based upon broker quotes, third-party pricing services, or pricing models that primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, and credit curves. However, fair values are not readily available for financial instruments such as certain investment securities, since there are no trading markets for these instruments. Furthermore, there is no prescribed procedure for valuing these instruments. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The Company does not have any level 3 securities. The only financial instruments not carried at fair value on the Company's Statement of Financial Condition are cash and receivable from clearing broker. This represents short-term balances with banks or brokers that are carried at cost, which approximates market. They would be considered Level 1 valuations.

The following methods and assumptions were used by the Company in determining the fair value of financial instruments:

Cash and Cash Equivalents – Included in cash and cash equivalents are investments in a stable value money market mutual fund where cost approximates fair value.

Securities owned, at market – The fair values of investment securities are based on quoted market prices when available or on independent pricing services.

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2016

(9) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2016, the Company had net capital of $17,322,262, which was $17,072,262 in excess of its required net capital of $250,000.

(10) Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in its consolidated financial statements. In addition, the Company is subject to claims and lawsuits in the ordinary course of business including arbitrations. At the present time, there is no known or threatened litigation involving the Company.

(11) Subsequent Events

The Company has evaluated subsequent events through February 22, 2017.

IDB CAPITAL CORP.

(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Schedule of General Assessment Reconciliation

December 31, 2016

(With Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures
Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors and Stockholder
IDB Capital Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by IDB Capital Corp. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries evidenced by copies of actual check disbursement and noted no differences;

2. Compared the Total revenue amount reported on the Annual Audited Form X-17A-5 for the year ended December 31, 2016, with the Total revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 22, 2017

IDB Capital Corp.
Schedule of General Assessment Reconciliation
Period From January 1, 2016 to December 31, 2016

Total revenue (FOCUS Line 12/Part IIA Line 9)	$6,973,017
Additions:	
Net loss from securities in investment accounts	108,497
Deductions:	
Revenue from insurance business and investment companies	186,177
SIPC Net Operating Revenues	6,895,337
General Assessment @ .0025	17,238
Less payment made with SIPC-6 filed July 23, 2015	7,818
Less prior overpayment applied	-
Assessment balance due or (overpayment)	$ 9,420



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IDB Capital Corp.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) IDB Capital Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
February 22, 2017

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Rule 15c3-3 Exemption Report

Year Ended December 31, 2016

IDB Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is exempt from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and,

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

IDB Capital Corp.

I, Matthew Rozzi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
President
IDB Capital Corp.

February 22, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IDB Capital Corp.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report (the Exemption Report), in which (1) IDB Capital Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
February 22, 2017

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Rule 15c3-3 Exemption Report

Year Ended December 31, 2016

IDB Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is exempt from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and,
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

IDB Capital Corp.

I, Matthew Rozzi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
President
IDB Capital Corp.

February 22, 2017